January 25, 2008

VIA EDGAR AND FEDERAL EXPRESS

Mr. Kevin Vaughn

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Mail Stop 6010

Washington, D.C. 20549

Re:      Power-One, Inc.

            Annual Report on Form 10-K

            Filed March 16, 2007

            File No. 000-29454

Dear Mr. Vaughn,

This letter will serve as Power-One, Inc.’s (“the Company”) response to the comments as set forth in the Commission’s letter dated December 27, 2007.  The following consists of the Company’s responses to the staff’s comment letter in identical numerical sequence.  For ease of reference, the comments have been reproduced below in bold face and the responses have been set forth immediately below.

Form 10-K for the Year Ended December 31, 2006

Item 9A.  Controls and Procedures, page 42

1)             We note your disclosure that your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are “effective to ensure that information required to be disclosed by [you] in reports that [you] file or submit under the Exchange Act is recorded, processed and reported within the time periods specified in Securities and Exchange Commission rules and forms.”  The language that is currently included after the words “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act.  Please revise your future filings to remove the language or to revise the disclosure so that the language that appears after the words “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

Power-One, Inc. response:

We will revise future filings to include the following language in our disclosure for our “Item 9A. Controls and Procedures”:

As of XX XX, 20xx, we had carried out an evaluation of our disclosure controls and procedures under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer of the effectiveness of our disclosure controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures, as defined in Exchange Act Rules 13a—15(e) and 15d—15(e), are effective in that they are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Item 10.  Directors and Executive Officers of the Company, page 45

2)             Please provide us with your analysis as to how you determined Mr. Jacoby is independent in light of the PWER Bridge, LLC loan transaction and how Ms. Delly is independent in light of the transactions disclosed in the penultimate paragraph of Note 20 on page F-37 of your Form 10-K.

Power-One, Inc. response:

With respect to Ms. Delly, we note that pursuant to NASDAQ Marketplace Rule 4200(a)(15)(D), a director who is an executive officer of an organization from which a company received payments for property or services in the current or any of the past three fiscal years that exceed 5% of such company’s consolidated gross revenues for that year, or $200,000, whichever is more, is not considered an “independent director”.  Although Ms. Delly is an executive officer of Benchmark Electronics, the amounts received by the Company from Benchmark for fiscal years ended December 31, 2006, 2005 and 2004 represented 0.35%, 0.38% and 0.25%, respectively, of the Company’s consolidated gross revenues for the applicable fiscal years.  Therefore, the Company’s Board is not precluded under NASDAQ Marketplace Rule 4200(a)(15)(D) from making the determination that Ms. Delly is an independent director.  In accordance with IM-4200 of the NASDAQ Marketplace Rules, the Company’s Board has made an affirmative determination that Ms. Delly does not have any relationship with the Company that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.  Separately, we note an error in our Form 10-K, which incorrectly identifies Ms. Delly as the Chief Executive Officer of Benchmark Electronics when, in fact, as of December 31, 2006, and continuing to date, Ms. Delly serves as the President of Benchmark Electronics, not its Chief Executive Officer. We will correct this error in future filings.

With respect to Mr. Jacoby, please see below an “organization chart” that was provided to Power-One by a representative of Stephens, Inc. as of December 31, 2006.  At such time, Mr. Jacoby was an officer of The Stephens Group, LLC and of SF Holdings Corp.  At that time, SF Holding Corp. owned approximately 7.8% of our outstanding common stock and was one of our largest stockholders.  There were no relationships of any nature between The Stephens Group, LLC and Power-One.  Mr. Jacoby had no ownership interest, management or officer status in, or ability to control, direct, influence or impact the business or affairs conducted by PWER Bridge, LLC or any entity that controls PWER Bridge LLC.  Therefore, in accordance with IM-4200 of the NASDAQ Marketplace Rules, the Company’s Board had made an affirmative determination that Mr. Jacoby did not have any relationship with the Company that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director notwithstanding the PWER Bridge, LLC loan transaction.

We note that Mr. Jacoby has since resigned his officer position in SF Holding Corp., such that the foregoing analysis will no longer be applicable or necessary for our fiscal year ended December 31, 2007.

Item 13.  Certain Relationships and Related Transactions, page 45

3)             Please disclose in future filings the terms of the loan to PWER Bridge, LLC, including the interest rate, repayment schedule and loan fee of $250,000.  Also, please clearly explain the nature of the related party interest, including the relationships among the Stephens, Inc. entities and their ownership interest.

Power-One, Inc. response:

We will revise future filings to include the following disclosure in our “Item 13. Certain Relationships and Related Transactions”:

During the fourth quarter ended December 31, 2006, we borrowed $50.0 million from PWER Bridge, LLC under a promissory note that we issued in connection with our acquisition of the Power Electronics Group of Magnetek, Inc.  The Note is due and payable on April 30, 2008 but may be prepaid without penalty or premium at any time.  A loan fee of approximately $0.3 million was paid to PWER Bridge, LLC upon issuance of the Note.  Interest on the outstanding principal balance of the Note accrued at a rate of 10% per annum until October 23, 2007 and at a rate of 12% thereafter.  On October 23, 2007, the first anniversary date of the Note, a 1% maintenance fee accrued on the outstanding principal balance. The individual who owns 100% of PWER Bridge, LLC has a 50% interest in SF Holding Corp., which owns approximately X% of our outstanding common stock and is one of our largest stockholders. One of our directors, Mr. Jacoby, was an Executive Vice President of SF Holding Corp. at the time the PWER Bridge, LLC loan was entered into, but is no longer an officer of SF Holding Corp.   At the time the PWER Bridge LLC loan was entered into, Mr. Jacoby had no ownership interest, management or officer status in, or ability to control, direct, influence or impact the business or affairs conducted by PWER Bridge, LLC or any entity that controls PWER Bridge LLC.

We supplementally advise the Staff that the Company has no material relationship with any other Stephens entity.

If we have any transactions with any other Stephens entity that should be disclosed pursuant to Item 404(a) of Regulation S-K, we will make such disclosure(s) in future filings.

Item 13.  Certain Relationships and Related Transactions, page 45

4)             We note your disclosure about Mr. Goldman’s investments in the fifth paragraph and that these transactions have not “been material to him” and that Mr. Godfrey owns property where the use “was not material to the company or to the hotel property.”  Please confirm that you will include in future filings all information as required by Item 404(a) of Regulation S-K with respect to such relationships, including the details and terms of the transactions.

Power-One, Inc. response:

On further analysis, we believe that Mr. Goldman’s investments are not transactions requiring disclosure under Item 404(a) of Regulation S-K.  Although Mr. Goldman is a “related person,” he does not have a direct or indirect material interest in any transaction in which the Company was a participant.  Mr. Goldman’s investments are in private partnerships which have no relationship with the Company.  Therefore, in future filings we will delete the disclosure about Mr. Goldman’s investments.

On further analysis, we also believe that Mr. Godfrey’s ownership interest in the hotel property and the Company’s transactions with the hotel do not require disclosure under Item 404(a) of Regulation S-K. Although Mr. Godfrey is a “related person,” and the Company spent approximately $0.2 million during the fiscal year ended December 31, 2006 for lodging Company personnel in a Dominican Republic hotel in which Mr. Godfrey owns an interest, the Company’s Board has determined that Mr. Godfrey does not have a direct or indirect material interest in the transaction because Mr. Godfrey owns less than a ten percent interest in the hotel.  As of the date of our last proxy, Mr. Godfrey held an 8.25% interest in the hotel.  As noted in Instruction 6(a) to Item 404(a) of Regulation S-K, a person is not deemed to have an indirect material interest where the interest arises only from the direct or indirect ownership by a related person of less than a ten percent equity interest in another person which is a party to the transaction.  Therefore, on the assumption that we will continue to use the hotel from time to time for lodging Company personnel, we will not make any disclosure in future filings about Mr. Godfrey’s ownership in the hotel property and its use periodically by our employees, unless Mr. Godfrey’s ownership interest in the hotel increases above the required threshold such that Mr. Godfrey has a material interest in the transaction.

Item 13.  Certain Relationships and Related Transactions, page 45

5)             We note your disclosure in the penultimate paragraph on page F-37 of your Form 10-K regarding transactions with Benchmark Electronics.  Please tell us why you have not disclosed these transactions in the related party section of your proxy and whether you intend to include disclosure of these transactions in future filings.

Power-One, Inc. response:

The omission of disclosure of the noted transactions in the related party section of our proxy was an oversight.  We will include disclosure of the transactions with Benchmark in future filings.

Item 13.  Certain Relationships and Related Transactions, page 45

6)             Please provide the disclosure requested under Item 404(b) of Regulation S-K in future filings.

Power-One, Inc. response:

We will include in future filings the disclosure requested under 404(b) of Regulation S-K.

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-9

Note 1. General Information, page F-9

7)             We note that although your fiscal year ends on the last Sunday closest to December 31st, you present consolidated balance sheets and income statements of and for the periods ended December 31, 2006, 2005, and 2004. Please revise future filings to present your financial statements as of the actual end of your fiscal year or interim period.

Power-One, Inc. response:

In future filings, we will present our financial statements as of the actual end date of our fiscal year or interim period.

Note 2. Significant Accounting Policies and New Accounting Pronouncements, page F-9

8)             Please revise this note in future filings to disclose your accounting policies relating to your goodwill impairment tests.  In this regard, describe the two-step impairment test required by SFAS 142.  In addition, disclose the number of reporting units you have identified, the date of your annual impairment analysis and the results of your most recent impairment analysis.

Power-One, Inc. response:

We will revise future filings to disclose the following as a supplement to our current disclosure in our Note 2. Significant Accounting Policies and New Accounting Pronouncements.  SFAS 142 requires the Company to perform a two-step impairment test.  Under the first step of the goodwill impairment test, the Company is required to compare the fair value of a reporting unit with its carrying amount, including goodwill.

If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired and the Company does not perform the second step.  If the results of the first step impairment test indicate that the fair value of a reporting unit does not exceed its carrying amount, then the second step of the goodwill impairment test is required.  The second step of the goodwill impairment test compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. The impairment loss is measured by the excess of the carrying amount of the reporting unit goodwill over the implied fair value of that goodwill.

The Company determined that it has one reporting unit under the SFAS 142, for which it tests the goodwill for impairment.  The Company tests its goodwill for impairment on an annual basis at the end of its August fiscal month.  The results of the impairment test performed by the Company during the year ended December 30, 2007 indicated that the goodwill of the Company was not impaired as the fair value of the Company exceeded its carrying amount, including goodwill.

Note 2. Segment Reporting, page 15

9)             You state that you operate in one segment.  However you also state that you meet the criteria to combine segments.  Please address the following

•                  Revise future filings to clearly indicate how many operating segments you have.

•                  If you have more than one operating segment, but you believe you meet the aggregation criteria under paragraph 17 of SFAS 131, please clearly indicate this in your disclosure along with your discussion of how you satisfy the aggregation criteria.

•                  In this regard, we note your disclosures that state that you believe your ‘product lines’ are economically similar and are also similar in terms of the five criteria set forth in SFAS 131.  Please provide us with a more comprehensive analysis of how you meet the criteria of paragraph 17 of SFAS 131 for aggregation.  Specifically, address how each of your operating segments have similar economic characteristics.

•                  We note your disclosures in this Form 10-K and in your Form 10-Q as of September 30, 2007 that sales in the newly acquired Power Electronics Group generally contain a lower profit margin.  Please tell us how you have considered this newly acquired business in your determination of your reportable operating segments under SFAS 131.

Power-One, Inc. response:

We will revise future filings to clearly indicate that the Company has one operating segment. We will also revise future filings to make the basis for this conclusion transparent to investors by describing the way in which we manage our business and allocate resources (described in detail below).

We supplementally disclose to the Staff the following:

As discussed in our 2005 10-K, prior to 2005, the Company consisted of four divisions: the Compact Advanced Power Systems division, the Energy Solutions division, the Silicon Power Systems division and di/dt.  In 2005, we restructured and integrated most of our operations into one division.  The most significant components of the restructuring involved the elimination of most DC power systems operations in Norway and their integration into our other existing locations, as well as the elimination of certain manufacturing operations in North America and subsequent transfer of the manufacturing operations to our other existing locations or to contract manufacturers.

We continued to refine our organizational structure and management methods throughout 2005 and into 2006.  We eliminated product line managers and began managing the business horizontally by function rather than vertically by product line. The support functions across all factories are now managed by the same personnel.  For example, HR, Finance, Engineering, Quality, Sales, Customer Service, Marketing, Legal each have one VP or central manager that oversees the worldwide activities and expenses in each of these functions and they are not segregated by geography or product lines.

We also note that the manufacturing process of many of our products is similar and our manufacturing process is standardized worldwide with many of our products produced in multiple factories.  The Company can, and routinely does, move production of products around the world to different factories to take advantage of lower costs of production, and proximity to customers and suppliers.

The Company has also restructured and integrated its sales efforts such that there is one global sales force that sells all of the Company’s products.  All salesmen are trained in and able to market all of the Company’s different products.

Upon acquiring the Power Electronics Group (“PEG”) from Magnetek in October of 2006, the Company began almost immediately to integrate the operations of PEG into those of Power One.  For example, certain products being manufactured by PEG in Chatsworth and Italy were transferred to Power-One’s factories in the Dominican Republic and Slovakia.  Power-One ceased use of the Magnetek trade names and began marketing their products as Power-One products.  Both sales forces were rationalized and cross-trained to sell “all” of  the combined products.  In summary, after a short transition period, all of the activities and operations of PEG were allocated to each of the respective worldwide support functions of Power One described above.  Our disclosures regarding the profit margin of PEG products were made in the interest of transparently communicating the potential impact on Power One’s profit margin from the PEG acquisition.  These disclosures were in no way intended to imply that we continue to manage PEG on a separate basis.  In fact, at this point the full integration of PEG into Power One’s operations makes it difficult or impossible to segregate the impact of legacy PEG products on Power One’s consolidated results.

In connection with preparing our response to the Staff’s questions, we did undertake a review of the information that we have provided to our Chief Operating Decision Maker (“CODM”) throughout the period of significant operational restructuring (2005-2007).  We do wish to advise the staff that, during a portion of this period, the Company continued to prepare and provide to the Chief CODM certain financial information in a legacy format by product line.  In addition, subsequent to the purchase of PEG, for a period of time, the CODM and the board were provided financial information for the legal entities acquired in the acquisition on a stand-alone basis.  However, due to the restructuring, with the integration of factories, sales, support functions and R&D, this financial information increasingly became subject to numerous subjective allocations that were arbitrary at best, and irrelevant to how the business was being managed and how decisions were being made.

The Company’s Chief Executive Officer is the CODM. Since the restructuring in 2005, the CODM reviews the performance of the Company and allocates resources internally based on consolidated financial information.  In 2007, for the reasons discussed above, the Company ceased preparing and providing any product line profitability information to the CODM and the Board. No such information is currently produced by the organization, and we believe any attempt to do so would be inherently arbitrary, uninformative, and potentially misleading.

Accordingly, the Company believes that it has one operating segment as defined by SFAS 131. In future filings, we will revise and clarify our disclosure and remove our discussion of product lines and the related aggregation criteria as the Company has only one operating segment.  Furthermore, we will continue to provide the enterprise-wide disclosures by product line and geography as required by SFAS 131 paragraphs 37 and 38.

Note 4. Investments, page F-17

10)      We note here and from your disclosures on page F-10 that you record investments classified as held-to-maturity at cost.  Please tell us and revise this note and your disclosures on page F-10 in future filings to clearly state, if true, that you record investments classified as held-to-maturity at amortized cost.  Refer to the guidance in paragraph 7 of SFAS 115.

Power-One, Inc. response:

We supplementally disclose to the Staff and will revise future filings to state that our investments classified as held-to-maturity are recorded at amortized cost.

Note 14. Common Stock, page F-28

11)      We note that you granted your employees restricted share awards during 2005 and 2006.  Please revise future filings to clearly disclose how you determine the fair value of these restricted share awards.  Include a discussion of any significant assumptions you use in measuring the fair value of these awards.  Please refer to paragraph 64(c) of SFAS 123(R).

Power-One, Inc. response:

We will revise future filings to include the following disclosure in our Note 14. Common Stock:  The fair value of non-vested share units awarded by the Company is measured using the closing fair market value as reported on the NASDAQ Global Market of the Company’s stock on the date the awards are granted.

We will also revise future filings to replace the terminology of “restricted share awards” with the term “non-vested share units.”

Quarterly Financial Data for the 2006 and 2005 Quarters, page F-38

12)      We note from footnote 1 that during the fourth quarter of 2006, you recorded $1.4 million of non-recurring inventory charges that related to previous quarters.  Please tell us how you considered the quantitative impact of these charges on previous quarters’ financial statements.  Within your discussion, please quantify the amounts that relates to the previous quarters and tell us in which quarter these charges should have been recorded.  Refer to the guidance in SAB 108 and SFAS 154.

Power-One, Inc. response:

We supplementally disclose to the Staff the following information:

	Q1	Q2	Q2	Q3	Q3	Q4	Q4	2006
In thousands, except EPS	As Reported	As Reported	As Adjusted	As Reported	As Adjusted	As Reported	As Adjusted	As Reported
Sales	$64,580	$78,630	$78,630	$78,667	$78,667	$116,171	$116,171	$338,048
Cost of Sales	44,358	52,289	52,461	52,920	54,156	95,867	94,459	245,434

Gross Profit	20,222	26,341	26,169	25,747	24,511	20,304	21,712	92,614

Total Expenses	24,571	25,422	25,422	23,879	23,879	32,997	32,997	106,869

Income (loss) from ops.	(4,349)	919	747	1,868	632	(12,693)	(11,285)	(14,255)

Other income (expense)	666	(400)	(400)	167	167	(1,533)	(1,533)	(1,100)

Income before taxes	(3,683)	519	347	2,035	799	(14,226)	(12,818)	(15,355)

Tax provision (benefit)	1,127	(2,629)	(2,629)	771	771	1	1	(730)

Net Income (Loss)	$(4,810)	$3,148	$2,976	$1,264	$28	$(14,227)	$(12,819)	$(14,625)

EPS	$(0.06)	$0.04	$0.04	$0.01	$—	$(0.16)	$(0.15)	$(0.17)

Errors identified:

Q2 Cost of Sales understated by $172

Q3 Cost of Sales understated by $1,236

Q4 Cost of Sales overstated by $1,408

Qualitative Items:

Q3 Earnings per share changes by $0.01

Adjustments do not affect compliance with any regulatory requirements

Adjustments do not impact loan covenants nor any other contractual requirements.

Adjustments do not impact management bonuses.

Adjustments do not involve illegal acts or fraud.

The $1.4 million inventory charge recorded in the fourth quarter of 2006 related entirely to fiscal 2006.  Of the total, $1.2 million related specifically to the third quarter of 2006 and $0.2 million related specifically to the second quarter of 2006.  None of the total misstatement related to periods prior to the second quarter of 2006.

We quantitatively and qualitatively evaluated the misstatement in the table above for each of the periods and concluded that that there is not a substantial likelihood that the misstatement would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available.

Quantitative Evaluation Q2 FY06:

We determined the misstatement as it relates to Q2 of 2006 is quantitatively immaterial. The $0.2 million misstatement represents 5% of net income and less than 1% of current assets, shareholders’ equity, gross profit and cost of good sold.

Quantitative Evaluation Q3 FY06:

We determined the misstatement as it relates to Q3 of 2006 is quantitatively immaterial. The $1.2 million misstatement is less than 1% of current assets, and shareholders’ equity as it relates to the third quarter 2006.  The misstatement also represents less than 5% of the gross profit and less than 3% of cost of goods sold for the third quarter of 2006 and would have reduced the gross profit margin by 1.5%.  The $1.2 million misstatement represents 98% of net income as of Q3 2006.  However we do not consider net income or net loss to be the most relevant financial statement measure and that if adjusted the amounts would have been viewed by the reasonable investor as having significantly altered the total mix of information made available for the following reasons:

•                  We have had a net loss in each of the 6 years since 2001.

•                  We have had a net loss in almost every quarter since 2001.  We have had only 6 quarters from 2001 with minimal net income (1 quarter in 2001 and 2002 and 2 quarters in 2005 and 2006).

•                  Between the years of 2001 through 2006 net losses have ranged from $14.6 million to $211 million

Quantitative Evaluation Q4 FY06:

We determined the misstatement as it relates to Q4 of 2006 is quantitatively immaterial. The $1.4 million misstatement on the fourth quarter of 2006, represents less than 1% of current assets and shareholders equity at December 31, 2006.  The misstatement also represents less than 7% of the gross profit and less than 2% of cost of goods sold for the quarter ended December 31, 2006.  The $1.4 million misstatement represents 9.9% of the net loss for the quarter ended December 31, 2006.  However, we do not consider net income or net loss to be the most relevant  financial statement measure for the reasons discussed above.

Qualitative Factors Considered:

We also qualitatively evaluated the misstatement as it relates to the second, third and fourth quarters of 2006 in accordance with SAB 99.  Our analysis indicated that the adjustment was not qualitatively material to any of the periods.

•                  The earnings trend for the quarters and the year would remain unchanged.

•                  The Company’s guidance ranges would still have been achieved or not achieved if the correction had been made during Q2 and Q3 2006.

•                  Q2 2006 guidance — “For the second quarter of 2006, the Company expects that net sales will be in the range of $72 million to $77 million with modestly profitable results, as the Company anticipates continued margin pressures due to air freight and expediting costs, higher raw material costs and product mix shifts toward newer products still in the ramp-up stages.  The Company currently anticipates net income will be in the range of breakeven to $0.02 per share.”

•                  Q3 2006 guidance — “The Company typically experiences seasonally lower revenue during the third quarter.  However, broad growth in new customers and programs is expected to significantly offset the seasonality in the business.  For the third quarter of 2006, the Company currently anticipates that net sales will be in the range of $74 million to $78 million with net income in the range of breakeven to $0.02 per share.”

•                  Q4 2006 guidance — “For the fourth quarter of 2006, the Company currently anticipates that net sales will be in the range of $105 million to $115 million, which includes revenue for the acquisition as of the close date of October 23, 2006.  The Company expects to incur a number of costs associated with the acquisition during the fourth quarter, and therefore expects a net loss in the range $0.05 to $0.08 per share.”

•                  The misstatement did not change earnings to a loss or vice versa.  If the adjustment were recorded in Q2 and Q3, 2006 the resulting net income would be lower but would not convert net income to a net loss.

•                  There were no other implications related to regulatory requirements, contractual commitments (loan covenants), or management compensation, indicating the adjustment was material to the Company’s results of operations.

•                  The misstatement does not involve concealment of an unlawful transaction.

The quantitative and qualitative factors were presented to the Audit Committee in January 2007 and the committee also concluded that the amounts were not material and were properly disclosed in our FY06 annual financial statements.

Note:

The evaluation above was also performed on a year-to-date basis but not discussed in this response since the impact of the misstatement was even less significant on such a basis.

Amended Form 8-K Filed on January 5, 2007

13)      Please tell us how you have complied with Article 11-02(c)(3) of Regulation S-X in presenting pro forma combined condensed statement of operations for the year ended January 1, 2006 and the nine months ended October 1, 2006 related to the Power Electronics Group acquisition.  In this regard, tell us whether any periods of the Power Electronics Group have been included twice or excluded from the pro forma results of operations.

Power-One, Inc. response:

We supplementally disclose to the Staff the following information:

Article 11-02(c)(3) of Regulation S-X requires that where the fiscal year of the “entity involved in the transaction differs from the registrant’s most recent fiscal year end by more than 93 days, the other entity’s income statement shall be brought up to within 93 days of the registrant’s most recent fiscal year end, if practicable.  This updating could be accomplished by adding subsequent interim period results to the most recent fiscal year-end information and deducting the comparable preceding year interim period results.”  The fiscal year-end of Magnetek and its Power Electronics Group (“PEG”) was June 30, which differs from the Company’s fiscal year end by more than 93 days.  To comply with Article 11-02(c)(3) of Regulation S-X for the combined condensed statement of operations for the year ended January 1, 2006, the Company began with its results of operations for the year ended January 1, 2006, added PEG’s results of operations for the year ended June 30, 2005, deducted PEG’s results of operations for the quarters ended September 30, 2004 and December 31, 2004, and added PEG’s results of operations for the quarters ended September 30, 2005 and December 31, 2005.  For the nine months ended October 1, 2006, the Company combined its results of operations for the nine months ended October 1, 2006, with PEG’s results of operations for the year ended June 30, 2006, deducted PEG’s results of operations for the quarters ended September 30, 2005 and December 31, 2005, added PEG’s results of operations for the quarter ended September 30, 2006.

No periods of the Power Electronics Group have been included twice or excluded from the pro forma results of operations for the period of time beginning January 1, 2005 and ending on October 1, 2006.

We acknowledge that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•                  Staff comments, or changes to disclosures in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing.

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As applicable, the Company will revise its disclosure in future Forms 10-Q and 10-K in accordance with your comments.  If you have further questions or need additional information, please contact Jeffrey J. Kyle at (805) 987-8741.  Thank you for your time and consideration.

Sincerely,

/s/ Jeffrey J. Kyle

Vice President-Finance, Treasurer and Chief Financial Officer

Power-One, Inc.